Exhibit 12.4

Atlantic City Electric Company

		For the Year Ended December 31,
	Nine Months Ended September 30, 2011	2010	2009	2008	2007	2006
	(millions of dollars)
Income from continuing operations	$41	$53	$41	$64	$60	$60

Income tax expense (a)	36	43	17	30	41	33

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	53	66	69	64	66	65
Other interest	2	3	3	3	3	3

Total fixed charges	55	69	72	67	69	68

Income before extraordinary item, income tax expense, and fixed charges	$132	$165	$130	$161	$170	$161

Ratio of earnings to fixed charges	2.40	2.39	1.81	2.40	2.46	2.37

Total fixed charges, shown above	55	69	72	67	69	68
Preferred dividend requirements adjusted to a pre-tax amount	—	—	—	—	1	1

Total fixed charges and preferred dividends	$55	$69	$72	$67	$70	$69

Ratio of earnings to fixed charges and preferred dividends	2.40	2.39	1.81	2.40	2.44	2.35

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.